Exhibit 99.34

Applied Inventions Management Corp. Announces Settlement of Debt and Termination of Warrants

Toronto, Ontario - (Newsfile Corp. - October 16, 2018) - Applied Inventions Management Corp. (the "Company") is pleased to announce that effective October 15, 2018, Michael Stein, a director and President of the Company converted $115,000 (the "Conversion") of a secured subordinated voting debenture (the "Subordinated Voting Debenture"), and as a result Mr. Stein acquired direct ownership of 2,300,000 units (the "Units") of the Company.

On April 27, 2016, the Company issued the Subordinated Voting Debenture to Mr. Stein in the amount of $343,154, bearing interest at the rate of ten percent (10%) per annum. Accrued interest at ten percent (10%) per annum from April 27, 2016 to October 15, 2018 is $87,332 for a total amount owing of $430,486. All or any portion of the outstanding principal amount of indebtedness or any outstanding interest payments under the Subordinate Voting Debenture is convertible at the option of the holder into Units at a conversion price of $0.05 per Unit. Each Unit consists of one (1) Class A subordinate voting share (each a "Subordinate Voting Share") and one (1) share purchase warrant (each a "Warrant"). Each Warrant is exercisable into one (1) Subordinate Voting Share at a price of $0.06 per share for two years from the date of issuance.

Following the Conversion, Mr. Stein agreed to forgive the balance of $315,486 remaining under the Subordinated Voting Debenture pursuant to a settlement and release agreement and terminate the 2,300,000 Warrants received as a result of the Conversion pursuant to a termination and release agreement (collectively, the "Agreements").

Mr. Stein, through WFE Investments Corp. ("WFE"), a company controlled and directed by Mr. Stein, also exercised an aggregate 2,300,000 Warrants of the Company at an exercise price of $0.06 to acquire control over 2,300,000 Subordinate Voting Shares of the Company (the "Exercise"). Prior to the Exercise, Mr. Stein held an aggregate 6,700,260 Warrants in the Company, and agreed to terminate the remaining balance of 4,400,260 Warrants following the Exercise pursuant to a termination agreement.

The participation of a related party of the Company in the Agreements constitutes a "related party transaction" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Shareholders in Special Transactions ("MI 61-101"). Michael Stein, the President and a director of the Company, is a party to the Subordinate Voting Debenture, Warrants and Agreements. The Company is exempt from the requirements to obtain a formal valuation and minority shareholder approval in connection with the Agreements on the basis that the Company's independent directors in respect of the Agreements, acting in good faith, have all determined that (i) the Company is in serious financial difficulty, (ii) the Agreements are designed to improve the financial position of the Company, and (iii) the terms of the Agreements are reasonable in the circumstances of the Company. Mr. Stein declared a conflict and recused himself from considering and voting on the Agreements. The Agreements were considered by the directors of the Company who were independent and they voted unanimously to approve the Agreements.

For more information, please contact:

Michael Stein, President
Applied Inventions Management Corp.
1 Adelaide Street East, Suite 801
Toronto, Ontario M5C 2V9
Tel.: (416) 410-7722